Exhibit 2.6

AMENDED AND RESTATED WAIVER TO SHAREHOLDER’S AGREEMENT

Dated: March 22, 2012

Reference is made to the Shareholder’s Agreement (the “Agreement”), dated as of June 17, 2010, by and between Navios South American Logistics Inc., a Marshall Islands corporation (the “Company”), Navios Corporation, a Marshall Islands corporation (“Navios”), and Grandall Investment S.A., a Panamanian corporation (“Grandall”). Navios shall include Navios Maritime Holdings Inc. (“Navios Holdings”), the parent corporation of Navios, as an anticipated shareholder of the Company in lieu of Navios. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

This Amended and Restated Waiver to Shareholder’s Agreement amends and restates the Waiver to Shareholder’s Agreement, dated February 17, 2012.

1.	Pursuant to Section 6(f) of the Agreement, Navios agrees to waive the provision in Section 4 of the Agreement. Such waiver shall be in effect until such time as Navios shall terminate the waiver in its sole discretion.

2.	Pursuant to Section 6(f) of the Agreement, the parties to the Agreement agree to waive the provision in Section 2 of the Agreement. Such waiver shall be in effect until the parties to the Agreement shall terminate the waiver.

Except as set forth above, the remaining provisions of the Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Waiver to Shareholder’s Agreement has been entered into by the parties hereto effective as of the date first written above.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Claudio Pablo Lopez
Name:	Claudio Pablo Lopez
Title:	Chief Executive Officer

NAVIOS CORPORATION

By:	/s/ Ted Petrone
Name:	Ted Petrone
Title:	President

GRANDALL INVESTMENTS S.A.

By:	/s/ Claudio Pablo Lopez
Name:	Claudio Pablo Lopez
Title: